UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PARAMOUNT GOLD AND SILVER CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69924P102

(CUSIP Number)

Casey M. Nault

Vice President, General Counsel and Secretary

Coeur Mining, Inc.

104 S. Michigan Ave., Suite 900

Chicago, Illinois 60603

(312) 489-5800

with copies to:

Steven R. Shoemate

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1	NAMES OF REPORTING PERSONS Coeur Mining, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,594,080
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,594,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,594,080*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%**
14	TYPE OF REPORTING PERSON (See instructions) CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 162,027,422 shares of Issuer Common Stock outstanding as of December 15 , 2014, as set forth in the merger agreement described in Item 4 hereof.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock of Paramount Gold and Silver Corp., a Delaware corporation (“Paramount” or the “Issuer”), par value $0.001 per share (the “Issuer Common Stock”). The address and principal office of Paramount is 665 Anderson Street, Winnemucca, Nevada 89445.

Item 2.	Identity and Background

This statement is being filed by Coeur Mining, Inc., a Delaware corporation (“Coeur”). The principal executive office of Coeur is located at 104 S. Michigan Ave., Suite 900, Chicago, Illinois 60603. Information as to each of the executive officers and directors of Coeur is set forth on Schedule I.

Coeur is a large primary silver producer with significant gold production and mines located in the United States, Mexico, and Bolivia; projects in Mexico and Argentina; and streaming and royalty interests in Australia, Mexico, Ecuador, and Chile.

During the last five years, neither Coeur nor, to the best knowledge of Coeur, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, FCMI Financial Corp., Christopher Crupi, Christopher Reynolds, Michel Yvan Stinglhamber, John Carden, Eliseo Gonzalez-Urien, Michael Clancy, Carlo Buffone, Glen Van Treek, Robert Dinning and Shawn Kennedy (each a “Stockholder” and together the “Stockholders”), who together are the record and/or beneficial owners of 29,594,080 shares of Issuer Common Stock, have entered into a Voting Agreement (as defined below) with Coeur as described in Item 4. The transactions contemplated by the Voting Agreement (which is the basis for the beneficial ownership by Coeur of certain of the shares of Issuer Common Stock held by the Stockholders) are not expected to require the payment of any funds by Coeur to the Stockholders.

The Stockholders entered into the Voting Agreement to induce Coeur to enter into the Merger Agreement described in Item 4.

Item 4.	Purpose of Transaction

Merger Agreement and Related Transactions

On December 16, 2014, Coeur, Hollywood Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Coeur, Paramount and Paramount Nevada Gold Corp., a wholly-owned subsidiary of Paramount (“SpinCo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the acquisition of Paramount by Coeur and, prior to such acquisition, the spin-off of Paramount’s mining assets in Nevada to Paramount’s stockholders. Specifically, (i) Merger Sub will merge with and into Paramount, with Paramount surviving as a wholly-owned subsidiary of Coeur (the “Merger”), and (ii) immediately prior to the Merger, Paramount will dividend to its stockholders all of the shares that it then holds in SpinCo (the “Spin-Off”). At the time of the Spin-Off, SpinCo will hold Paramount’s mining assets in Nevada.

The Merger Agreement was unanimously approved by the boards of directors of all parties.

Spin-Off

The Merger Agreement provides that, prior to the Spin-Off, (i) Coeur will make a loan to Paramount in the principal amount of $8.53 million and Paramount will contribute all of the proceeds of such loan to SpinCo as an equity contribution, and (ii) SpinCo will issue to Coeur, in exchange for a cash payment by Coeur in the amount of $1.47 million, newly issued shares of SpinCo common stock amounting to 4.9% of the outstanding SpinCo common stock after issuance. Paramount and SpinCo will then enter into a separation agreement, and Paramount will effect the Spin-Off by paying a dividend to Paramount’s stockholders on a pro rata basis of all of the shares of SpinCo common stock then held by Paramount. After effectuating the Spin-Off, Paramount’s stockholders will own approximately 95.1% of SpinCo, which will be a standalone, publicly traded company, and Coeur will own the remaining 4.9%.

Merger

Immediately following the completion of the Spin-Off, the parties will consummate the Merger, pursuant to which each issued and outstanding share of Paramount’s common stock will be converted into the right to receive 0.2016 shares of common stock of Coeur. After giving effect to the Merger, it is projected that Paramount’s stockholders will also own approximately 24% of Coeur’s common stock, while existing stockholders of Coeur will continue to own the remaining 76%. No fractional shares of Coeur’s common stock will be issued in the Merger, and Paramount’s stockholders will receive cash in lieu of any such fractional shares.

Voting Agreement

In connection with the Merger Agreement, the Stockholders entered into a voting and support agreement with Coeur, dated December 16, 2014 (the “Voting Agreement”). Pursuant to the Voting Agreement the Stockholders agreed, among other things, to vote its shares of common stock of Paramount, in favor of the approval of the Merger Agreement. The Stockholders are also subject to certain non-solicitation restrictions set forth in the Voting Agreement. The Voting Agreement terminates on the earliest of (i) the closing of the Merger, (ii) the date the Merger Agreement is terminated in accordance with its terms or (iii) written notice of termination from Coeur to the Stockholders.

Pursuant to the Voting Agreement and notwithstanding any provisions contained therein, Shawn Kennedy is permitted to sell on the NYSE MKT or TSX through ordinary brokers’ transactions up to 200,000 shares of Issuer Common Stock during the term of the Voting Agreement.

The foregoing summaries of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1 and Exhibit 2, respectively.

Subject to the terms of the Merger Agreement and the Voting Agreement, Coeur may, at any time (i) engage Paramount, stockholders of Coeur and Paramount, or other relevant parties in discussions that may include one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and (ii) review or reconsider its position with respect to Paramount and formulate plans or proposals with respect to any such matters.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Immediately prior to the execution of the Voting Agreement, Coeur did not own any shares of Issuer Common Stock. However, as of execution of the Voting Agreement on December 16, 2014 under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Coeur may be deemed to have shared voting power with respect to (and therefore beneficially own) 29,594,080 shares of Issuer Common Stock, representing approximately 18.2% of the Issuer Common Stock outstanding as of December 15, 2014 (based on the number of shares outstanding as set forth in the Merger Agreement). Accordingly, the percentage of the outstanding shares beneficially owned by Coeur is approximately 18.2%.

Except as set forth above, neither Coeur nor, to the best of Coeur’s knowledge, any of the individuals named in Schedule I hereto, owns any ordinary shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Coeur is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Except as set forth in this Item 5, to the best knowledge of Coeur, Coeur and no other person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d) – (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of Coeur, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Coeur and the individuals named in Schedule I and between such persons and any other person with respect to any securities of Paramount, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of December 16, 2014, by and among Coeur Mining, Inc., Hollywood Merger Sub, Inc., Paramount Gold and Silver Corp. and Paramount Nevada Gold Corp. (incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Coeur on December 18, 2014).

2.	Voting Agreement, dated as of December 16, 2014, by and among Coeur Mining, Inc. and various Stockholders of Paramount (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Coeur on December 18, 2014).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2014

COEUR MINING, INC.

By:	/s/ Casey M. Nault
Name:	Casey M. Nault
Title:	Vice President, General Counsel and Secretary

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF COEUR MINING, INC.

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Coeur Mining, Inc.

Directors

Name	Present Business Address	Present Occupation	Citizenship
Robert E. Mellor	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	Chairman of the Board Coeur Mining, Inc.	United States

Mitchell J. Krebs	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	President and CEO Coeur Mining, Inc.	United States

Linda L. Adamany	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	Director AMEC, plc and Leucadia National Corporation	United States

Sebastian Edwards	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	Henry Ford II Professor of International Business Economics Anderson Graduate School of Management, UCLA	United States

John H. Robinson	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	Chairman Hamilton Ventures, LLC	United States

J. Kenneth Thompson	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	President and CEO Pacific Star Energy, LLC	United States

Kevin S. Crutchfield	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	Chairman and CEO Alpha Natural Resources, Inc.	United States

Randolph E. Gress	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	Chairman and CEO Innophos Holdings, Inc.	United States

Executive officers

Name	Present Business Address	Present Occupation	Citizenship

Peter C. Mitchell	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	Senior Vice President and Chief Financial Officer	United States

Frank L. Hanagarne, Jr.	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	Senior Vice President and Chief Operating Officer	United States

Keagan J. Kerr	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	Vice President, Human Resources and Communication	United States

Casey Nault	c/o Coeur Mining, Inc. 104 S. Michigan Ave., Suite 900 Chicago, Illinois 60603	Vice President, General Counsel and Secretary	United States